Zenergy Brands, Inc.

5851 Legacy Circle, Suite 600

Plano, TX 75024

December 6, 2017

CORRESPONDENCE FILING VIA EDGAR

Jan Woo

Branch Chief - Legal

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zenergy Brands, Inc. (formerly The Chron Organization, Inc.)
Registration Statement on Form S-1 (Amendment No. 1)
(File No. 333-221430)

Dear Ms. Woo:

On behalf of Zenergy Brands, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 P.M. Eastern Time on Thursday, December 7, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Alex Rodriguez
Alex Rodriguez
President and Chief Executive Officer